Managed Account Series: U.S. Mortgage Portfolio

77(I)

Terms of new or amended securities

Effective December 6, 2010, the establishment and designation of Classes are as follows:

1.

The U.S. Mortgage Portfolio Shares are redesignated Institutional Shares.  The Institutional Shares shall retain all of the rights and preferences accorded to the U.S. Mortgage Portfolio Shares prior to the redesignation.

2.

The new classes of Shares are designated as Investor A Shares and Investor C Shares.

3.

The classes of Shares established and designated are as follows:

a.

Institutional Shares

b.

Investor A Shares

c.

Investor C Shares